UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Teck Resources Limited
(Exact name of Registrant as specified in its charter)

Canada	001-13184
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Suite 3300-550 Burrard Street
Vancouver, British Columbia,
Canada V6C 0B3
(Address of Principal Executive Offices and Zip Code)

Peter C. Rozee
Senior Vice President,
Commercial and Legal Affairs
604-699-4000
 (Name and telephone number, including area
code, of the person to contact in connection
with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2016.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures

Teck Resources Limited (together with its wholly-owned subsidiaries, “Teck”) has determined that a conflict mineral, tin, was necessary to the functionality or production of a number of products manufactured by one or more of its wholly-owned subsidiaries in 2016.

The tin included in all of the relevant products, except one, was sourced from a single secondary tin smelter through a single supplier.  That secondary smelter appears on the conflict-free tin smelter list produced and maintained by the Electronic Industry Citizenship Coalition and Global Sustainability Initiative Conflict-Free Smelter Program.  The conflict-free smelter list includes entities that are compliant with the Conflict Free Smelter Program assessment protocols and that have been subject to an independent third party audit to assess whether the entity employed policies, practices and procedures to source conflict free minerals.

For one product, tin removal salt, tin is sourced from recycled materials processed at our Trail operation, zinc and lead concentrates purchased from miners and concentrate traders by our Trail operation, products purchased from recyclers, as well as antimony and lead bullion and indium hydroxide acquired from two secondary smelters.  We view tin as an impurity in the concentrates and bullion that we purchase; production of tin removal salt is a necessary process to remove these tin impurities.  For the relevant tin-bearing products purchased from concentrate traders in 2016, the purchase agreements provide confirmation that no part of the concentrate supplied under the agreement was sourced from the Democratic Republic of the Congo or an adjoining country.  With respect to concentrate purchased directly from miners, concentrate is sourced from a mine operated by the relevant miner, the location of which is typically specified in the purchase agreement or contains a clause confirming that the concentrate was not sourced from the Democratic Republic of the Congo or an adjoining country.  We also reviewed the purchases of concentrate made from miners in 2016 and determined that none of our concentrate purchase agreements in 2016 specified that the source of the concentrate was a mine located in the Democratic Republic of the Congo or an adjoining country.  With respect to antimony and lead bullion and indium hydroxide acquired from secondary smelters, each seller has confirmed either by way of letter or in the terms of the relevant supply contract that no part of the bullion supplied under the agreement was sourced from the Democratic Republic of the Congo or an adjoining country.

Based on our agreements and purchasing arrangements with suppliers and miners and our understanding of the locations that the concentrate traders and miners source concentrate from, purchases from recycling services, as well as our review of the conflict-free smelter list and confirmation all as described above, Teck has determined that the tin necessary for the functionality of its products in 2016 did not originate in, or that it has no reason to believe that such necessary tin may have originated in, the Democratic Republic of the Congo or an adjoining country

This information is publicly available in the Financial Reporting section of Teck’s website at www.teck.com.

Section 2 – Exhibits

Item 2.01  Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teck Resources Limited (Registrant)

Date: May 31, 2017	By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer